SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 14 August 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

14 August 2019

This announcement contains inside information.

BT ANNOUNCES INTENTION TO DELIST FROM NEW YORK STOCK EXCHANGE AND TERMINATE ADR PROGRAMME, AND TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS WITH THE SEC

●        BT intends to delist its American Depositary Shares from the New York Stock Exchange and terminate its American Depositary Receipt programme
●        BT intends to deregister its equity securities and the registered debt securities of its subsidiary, British Telecommunications plc, in order to reduce reporting costs and complexity
●        BT remains committed to its US investor base and to customers and colleagues in the US, and to maintaining the highest standards of corporate governance and transparent financial reporting

BT Group plc (BT) will today provide written notice to the New York Stock Exchange (NYSE) of its intention to delist its American Depositary Shares (ADSs). In relation to the delisting, BT intends to file a Form 25 with the US Securities and Exchange Commission (SEC) on 3 September 2019 and expects the delisting will become effective following the close of the market in New York on 13 September 2019, from which time BT's ADSs will no longer be traded on the NYSE.

BT has today notified JPMorgan Chase Bank, N.A. (JPMorgan), as its American Depositary Receipts (ADR) programme depositary, of its intention to terminate the ADR programme. BT expects that termination of its ADR programme will become effective on 23 September 2019.

Following delisting and termination of its ADR programme, BT intends to file a Form 15F with the SEC to deregister its equity securities at the earliest possible date, following the minimum 12 month waiting period from the date of ADR termination and subject to meeting the criteria for deregistration at that time. Deregistration is expected to become effective 90 days after the filing of the Form 15F.

BT's subsidiary, British Telecommunications plc, will today file a Form 15F with the SEC to deregister all of its registered debt securities and expects deregistration to become effective 90 days later.

BT's decision to delist and deregister is aimed at reducing reporting costs and complexity whilst maintaining the highest standards of corporate governance and transparent financial reporting. BT's ADR programme comprises c.2.0% of its shares in issue. Investors based in North America hold c.20.0% of BT's shares in issue.

BT will continue to positively engage with US equity and debt investors, and its obligations to its existing bondholders will not be affected by the deregistration. BT also remains committed to its customers operating in the US.

BT reserves the right to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard. BT will continue to make its annual reports, financial statements, and financial press releases available to all investors on its website.

Additional information for ADR holders

BT has not arranged for the listing or registration of the ADSs on another US national securities exchange or for their quotation in a quotation medium in the United States. BT has directed JPMorgan to terminate BT's ADR programme. Consequently, and in accordance with the deposit agreement, JPMorgan will provide a notice of termination to all ADR holders containing relevant information for ADR holders regarding required actions.

The person responsible for making this announcement is Rachel Canham, BT's Company Secretary.

For further information

Investor relations:

Mark Lidiard                                       Tel: +44 20 7356 4909

Press office:

Richard Farnsworth                             Tel: +44 20 7356 5369

All news releases can be accessed on BT's website and you can follow BT on Twitter here.

--- Ends ---

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 14 August 2019